UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on March 6, 2012.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Santiago, Chile, March 14, 2012 - Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that its Board of Directors, in its ordinary Board of Directors meeting held on March 6, 2012 unanimously agreed to recommend to the next General Annual Shareholders meeting of SQM to pay by a definitive dividend of 50% of the distributable net income obtained by SQM during the fiscal year of 2011.

Such recommendation implies maintaining the current “Dividends Policy for Fiscal Year 2011 of SQM” that was approved at the General Annual Meeting of Shareholders of SQM that was held on April 28, 2011.

Therefore, and subject to the approval of SQM’s shareholders at the next General Annual Meeting of Shareholders to be held on April 26, 2012, SQM will pay a definitive dividend of US$1.03679 per share as a consequence of the distributable net income obtained during the fiscal year 2011. Nevertheless, from this definitive dividend shall be discounted the amount of US$0.73329 that was already paid by concept of provisional dividend, and the balance, ascending to US$0.30350 per share, will be paid and distributed in favor of the shareholders of SQM that are registered in the respective registry during the fifth working day prior to the day such payment will be paid. Said amount will be paid in its equivalent in local currency, Chilean Pesos, based on the “Observed Dollar” or “USA Dollar” published on the “Diario Oficial” on April 26, 2012. This, in favor of the corresponding Shareholders personally or through duly authorized representatives, beginning 9:00 on Wednesday, May 9 of this ongoing year.

We hereby notify the above as an essential fact and pursuant to that set forth for said purpose in articles 9 and 10 second paragraph of the Law N° 18,045. In addition, it is also in conformance with that indicated in the “Dividends Policy Fiscal Year 2011” of SQM and with that in the Circulars N°660, N°687 and N°1062 and with that in the General Standard N°30 of such Superintendence.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND AN INTERNATIONAL FINANCIAL REPORTING STANDARDS PRESENTATION OF, THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: March 14, 2012

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